UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s Earnings Release for the three-month period ended on March 31, 2004

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F x            Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ______            No x .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: May 10, 2004

FOR IMMEDIATE RELEASE

SQM REPORTS EARNINGS FOR THE FIRST QUARTER OF 2004

Highlights

•	Earnings per ADR increased 30% from US$0.41 for the first quarter 2003 to US$0.53 for the first quarter 2004.

•	Operating income for the first quarter 2004 was 28% higher than in the first quarter of the previous year.

•	During the last twelve quarters, the net income has been higher than the net income of the same quarter of the previous year.

Santiago, Chile, May 10, 2004.-Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first quarter of 2004, which totaled US$14.0 million (US$0.53 per ADR), 30% higher than the US$10.8 million (US$0.41 per ADR) reported for the first quarter of the previous year. Operating income for the first quarter of 2004 was US$24.0 million, higher than the US$18.8 million of the previous year. Revenues obtained during the first quarter of 2004 reached US$171.6 million, approximately 13% higher than the US$151.5 million reported for the same period of the previous year.

SQM’s Chief Executive Officer, Patricio Contesse, stated “Confirming the trends already observed at the end of 2003, the markets for our main products have seen an increase in pricing conditions as well as the strengthening of their demand. These better conditions, together with a relatively low first quarter of 2003, fueled the YoY profit growth.” He added “We must remain cautious though, because the increase in freight rates and the unstable exchange rate scenario add a higher degree of complexity to this year. Still, we are confident that we will be able to improve our full year 2004 performance compared to last year”.

The analysis of the different business areas is the following:

1. Specialty Fertilizers

Specialty fertilizers revenues reached US$86.1 million during the first quarter of 2004, higher than the US$81.2 million recorded for the same period of the previous year.

Higher revenues obtained during the period are mainly explained by increases in sales volumes of potassium nitrate to the North American market and sodium potassium nitrate to the Latin American markets. The above was supported by an increase in sales volumes of other specialty fertilizers, containing mostly non-SQM products, due to the acquisition of Yara(1) Chilean operations.

The above effects were partially offset by the high sales to China during the first quarter of 2003.

Specialty fertilizers gross margin(2) for the first quarter of 2004 was approximately US$ 1.0 millionhigher than the margin of the same period of the previous year. The increase in the gross margin is mainly explained by an improvement in pricing conditions, which were partly offset by a slight increase in production costs due to exchange rate in Chile and the increase in freight costs.

2. Industrial Chemicals

Industrial chemicals revenues reached US$16.5 million during the first quarter of 2004, lower than the US$21.5 million recorded for the same period of the previous year.

Lower revenues are mainly the result of sales of industrial nitrate products made to China during the first quarter of 2003, and by lower sodium sulfate and boric acid sales, due to lower product availability.

Average prices for the first quarter 2004 were higher than 2003 prices.

Industrial chemicals gross margin for the first quarter of 2004 was similar to the gross margin of the same period of the previous year.

3. Iodine and iodine derivatives

Iodine and iodine derivatives revenues reached US$25.2 million during the first quarter of 2004, higher than the US$22.1 million recorded for the same period of the previous year.

The higher sales volumes obtained during the period are mainly explained by the strengthening of the overall demand, supported by the trends observed during 2003 in the x-ray contrast media market and the sanitation market.

Prices have continued their recovery trend during the first quarter of 2004 compared with the same period of the previous year.

Iodine and iodine derivatives gross margin for the year 2004 was approximately US$3.0 million higher than the gross margin of the previous year, due mainly to higher volumes and higher sales prices.

4. Lithium and lithium derivatives

Lithium and lithium derivatives revenues reached US$12.5 million during the first quarter of 2004, higher than the US$10.1 million recorded for the same period of the previous year.

The increase in revenues observed for the period is mainly related to higher sales of lithium carbonate in some Asia-Pacific markets, especially in Japan, as SQM continues to penetrate the rechargeable lithium battery markets.

Sales prices during the first quarter of 2004 were slightly higher than the sales prices of the previous year.

Lithium and lithium derivatives gross margin for the first quarter of 2004 was US$1.0 million higher than the gross margin of the first quarter of the previous year, due mainly to higher sales volumes and higher prices

5. Others

Potassium chloride revenues reached US$9.8 million during the first quarter of 2004, higher than the US$4.1 million recorded for the same period of the previous year.

Due to the acquisition of Norsk Hydro Chile operations during the second quarter of 2003, sales of other products (mainly trading of other fertilizers) have increased during the first quarter 2004.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$13.3 million (7.7% of revenues) during the first quarter of 2004 compared to the US$10.9 million (7.2% of revenues) recorded during the same period of the previous year.

Operational Outlook for 2004

The company believes that, regardless of the unstable exchange rate in Chile and the higher freight costs, the better price environment and the higher sales volumes, will be positive for the Company, yielding higher earnings and operating income for the year 2004 than in the year 2003.

Non-operating income for the first quarter of 2004 shows a US$4.8 million loss which compares to a US$3.7 million loss for the same period of the previous year. The main variations in the non-operating income were the following:

•	Net financial expenses(3) decreased from US$(6.0) million in the first quarter of 2003 to US$(4.5) million in this quarter. SQM’s consolidation strategy based on a moderate capital expenditure program and focused on increasing the cash flow, has allowed the Company to reduce its net financial debt(4) by approximately US$34.5 million in the last twelve months. The latter, along with lower interest rates, has translated in a significant reduction in financial expenses.

•	During the first quarter of 2003 the Company was positively affected by the Euro exchange rate trend.

Notes:

(1) Yara, formerly the Hydro Agri Division of Norsk Hydro ASA, a Norwegian company, participates indirectly on Sociedad de Inversiones Pampa Calichera S.A., which is in turn owner of 37.5% of SQM’s Series A shares. During the last general shareholders meeting, Yara elected one out of eight SQM’s directors.

(2) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(3) Net financial expenses correspond to total financial expenses net of financial income during the period.

(4) Net financial debt corresponds to interest bearing debt less cash and cash equivalents at the end of each period.

SQM is an integrated producer and distributor of specialty fertilizers, industrial chemicals and iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty fertilizers, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products: 41% world lithium market, 29% world iodine market and 50% world potassium nitrate market.
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty fertilizers.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgement of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Balance Sheet

(US$ Millions)	As of March 31

	2004	2003

Current Assets	574,6	506,9
Cash and cash equivalents (1)	105,7	87,4
Account receivables (2)	167,7	148,1
Inventories	253,5	227,4
Others	47,7	44,0

Fixed Assets	659,9	679,0

Other Assets	156,4	147,3
Investment in related companies (3)	95,5	83,7
Others	60,9	63,6

Total Assets	1.391,0	1.333,2

Current Liabilities	164,5	100,9
Short term interest bearing debt	67,9	20,0
Others	96,6	80,9

Long-Term Liabilities	298,3	351,1
Long term interest bearing debt	260,0	324,0
Others	38,3	27,1

Minority Interest	28,8	22,9

Shareholders’ Equity	899,3	858,2

Total Liabilities	1.391,0	1.333,2

Current Ratio (4)	3,5	5,0
Debt / Total capitalization (5)	26,1%	28,1%

(1)	Cash + time deposits + marketable securities
(2)	Account receivables + account receivables from related co.
(3)	Investment in related companies net of goodwill and neg. goodwill
(4)	Current assets / current liabilities
(5)	Interest bearing debt/ (Interest bearing debt + Equity+ Minority Int.)

Income Statement

(US$ Millions)	For the 1st Quarter
	2004	2003

Revenues	171,6	151,5

Specialty Fertilizers	86,1	81,2
Potassium nitrate and Blended Fertilizers(1)	80,0	75,0
Potassium Sulfate	6,1	6,2
Industrial Chemicals	16,5	21,5
Industrial Nitrates	14,3	17,3
Sodium Sulfate	1,2	2,8
Boric Acid	1,0	1,3
Iodine and iodine derivatives	25,2	22,1
Lithium and lithium derivatives	12,5	10,1
Other Income	31,4	16,6
Potassium Chloride (Potash)	9,8	4,1
Others	21,6	12,5

Cost of Goods Sold	(119,5)	(107,0)
Depreciation	(14,8)	(14,8)

Gross Margin	37,2	29,7

Selling and Administrative Expenses	(13,3)	(10,9)

Operating Income	24,0	18,8

Non-Operating Income	(4,8)	(3,7)
Financial Income	0,6	0,6
Financial Expenses	(5,1)	(6,6)
Capitalized Interest (2)	0,4	0,8
Others	(0,7)	1,5

Income Before Taxes	19,1	15,1
Income Tax	(4,4)	(3,9)
Other Items	(0,7)	(0,4)

Net Income	14,0	10,8
Net Income per ADR (US$)	0,53	0,41

(1)	Includes Blended Fertilizers, Norsk Hydro Specialty Fertilizers and Other Specialty Fertilizers

(2)	Capitalized Interests in fixed assets